Exhibit (a)(1)(vi)

From: i_equityteam@verifone.com

Sent: Ongoing

To: [Participant]

Subject: Confirmation of Election

Date {current date}

Dear [Participant]

We show that you have elected not to tender one or more of your Eligible Options pursuant to the VeriFone Stock Option Exchange Program. The following table shows the current elections regarding your Eligible Options:

Original Grate Date	Expiration Date	Option Number	Exercise Price Per Share	Shares Subject to Eligible Options	Shares Vested	Shares Unvested	Exchange Ratio	Number of Replacement Options	Exchange Entire Eligible Option?
YES No
YES No

We want to ensure that you understand that your election not to tender means that you will not receive replacement options for your non-tendered Eligible Options. The Eligible Options not elected for exchange will remain outstanding at their existing terms.

If the above is not your intent, we encourage you to log back into the Offer to Exchange website to change your election before 9:00 PM US Eastern Time on November 6, 2009. Alternatively, you may submit a new paper Election Form by facsimile to 408.232.7877 or email scan to i_equityteam@verifone.com. If we extend the Offer to Exchange beyond November 6, 2009, you must change your election before the extended expiration date of the Offer to Exchange. To access the Offer to Exchange website, select the following hyperlink: https://verifone.equitybenefits.com/.

Log into the Offer to Exchange website using the log in credentials sent to you in the announcement of the Offer to Exchange sent on October 8, 2009. You may also request your log in credentials by contacting VeriFone’s Equity Department at +1 (408) 232-7877 or by e-mail at i_equityteam@verifone.com.